UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a16 OR 15d16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For October 30, 2020

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue Randfontein, 1759
South Africa
(Address of principal executive offices)
*-
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20 F or Form 40F.)

Form 20F ☒ Form 40F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g32(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

Harmony Gold Mining Company Ltd
Registration number: 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony” or “the company”)

In compliance with paragraphs 3.63 to 3.74 of the JSE Listings Requirements, the following information is disclosed:

DEALING IN SECURITIES BY EXECUTIVE DIRECTORS AND PRESCRIBED OFFICERS: DEFERRED SHARE AWARDS
Johannesburg, 30 October 2020. In line with the provisions of the 2018 Harmony Deferred Share Plan, executive directors and prescribed officers were awarded deferred shares on 18 September 2020 based on the 5 day volume weighted average price of R97.95 per ordinary share and accepted these awards on 29 October 2020.
The following transaction are disclosed in relation to the deferred share awards:

Name of director:	PW Steenkamp (Chief Executive Officer)
Nature of transaction:	Off market award of deferred shares
Periods of vesting:	Deferred shares vest in equal tranches over a five year period.
Class of securities:	Deferred ordinary shares
Number of deferred shares awarded:	94 827
Total value of shares awarded:	R9 288 369.43
Nature and extent of director’s interest:	Direct beneficial

Name of director:	B Lekubo (Financial Director)
Nature of transaction:	Off market award of deferred shares
Periods of vesting:	Deferred shares vest in equal tranches over a five year period.
Class of securities:	Deferred ordinary shares
Number of deferred shares awarded:	57 492
Total value of shares awarded:	R5 631 366
Nature and extent of director’s interest:	Direct beneficial

Name of director:	HE Mashego (Executive Director)
Nature of transaction:	Off market award of deferred shares
Periods of vesting:	Deferred shares vest in equal tranches over a five year period.
Class of securities:	Deferred ordinary shares
Number of deferred shares awarded:	42 080
Total value of shares awarded:	R4 121 771.78
Nature and extent of director’s interest:	Direct beneficial

Name of prescribed officer:	BB Nel
Nature of transaction:	Off market award of deferred shares
Periods of vesting:	Deferred shares vest in equal tranches over a five year period.
Class of securities:	Deferred ordinary shares
Number of deferred shares awarded:	42 491
Total value of shares awarded:	R4 162 056.59
Nature and extent of prescribed officer’s interest:	Direct beneficial

Name of prescribed officer:	VP Tobias
Nature of transaction:	Off market award of deferred shares
Periods of vesting:	Deferred shares vest in equal tranches over a five year period.
Class of securities:	Deferred ordinary shares
Number of deferred shares awarded:	49 073
Total value of shares awarded:	R4 806 731.29
Nature and extent of prescribed officer’s interest:	Direct beneficial

Name of prescribed officer:	JJ van Heerden
Nature of transaction:	Off market award of deferred shares
Periods of vesting:	Deferred shares vest in equal tranches over a five year period.
Class of securities:	Deferred ordinary shares
Number of deferred shares awarded:	61 327
Total value of shares awarded:	R6 007 005.36
Nature and extent of prescribed officer’s interest:	Direct beneficial

Name of prescribed officer:	MP van der Walt
Nature of transaction:	Off market award of deferred shares
Periods of vesting:	Deferred shares vest in equal tranches over a three year period.
Class of securities:	Deferred ordinary shares
Number of deferred shares awarded:	25 614
Total value of shares awarded:	R2 508 904.83
Nature and extent of prescribed officer’s interest:	Direct beneficial

Prior clearance was obtained in respect of the above dealings by the directors and prescribed officers.

Ends.

For more details contact:

Marian van der Walt
Senior Group Executive: Enterprise Risk and Investor Relations
+27(0)82 888 1242 (mobile)

Max Manoeli
Investor Relations and Social Media Manager
+27(0)82 759 1775 (mobile)

Johannesburg, South Africa
30 October 2020
Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: October 30, 2020	By: /s/ Boipelo Lekubo
Name: Boipelo Lekubo
Title: Financial Director